ESGEN Acquisition Corporation

5956 Sherry Lane, Suite 1400

Dallas, Texas 75225

February 9, 2024

VIA EDGAR

Attention:	Kevin Stertzel
Martin James
Patrick Fullem
Geoffrey Kruczek

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	ESGEN Acquisition Corporation

Registration Statement on Form S-4, as amended

File No. 333-274551

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ESGEN Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 13, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

The Company hereby authorizes Ieuan List of Kirkland & Ellis LLP to orally modify or withdraw this request for acceleration.

Please contact Julian J. Seiguer or Ieuan A. List, each of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334 or (512) 355-4375, respectively, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

ESGEN ACQUISITION CORPORATION

/s/ Nader Daylami
Name:	Nader Daylami
Title:	Chief Financial Officer